SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number #0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

425 Walnut Street, Suite 1300

Cincinnati, Ohio 45202

Multi-Color Corporation 401(k) Savings Plan

Financial Statements

As of December 31, 2005 and 2004 and for the year ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and delinquent participant contributions as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 27, 2006

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2005	2004
ASSETS

Investments at fair value:
Cash and cash equivalents	$759,219	$587,831
Common stock	4,989,561	2,433,590
Mutual funds	9,507,696	7,325,728
Participant loans	849,525	632,268

Total investments	16,106,001	10,979,417

Contributions receivable - employee	63,727	36,542
Contributions receivable - employer	44,501	14,268

	108,228	50,810

TOTAL ASSETS	16,214,229	11,030,227

LIABILITIES
Excess contributions payable	(35,466)	—

Net assets available for plan benefits	$16,178,763	$11,030,227

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2005

Additions to net assets attributed to:
Employee contributions	$1,744,437
Employer contributions	642,714
Rollover contributions	1,202,132
Dividend and interest income	578,932
Net appreciation in fair value of investments	1,791,479

Total additions	5,959,694

Deductions to net assets attributed to:
Benefits paid	763,044
Excess contributions payable	35,466
Administrative expenses	12,648

Total deductions	811,158

Net increase	5,148,536

Net assets available for plan benefits:
Beginning of year	11,030,227

End of year	$16,178,763

The accompanying notes are an integral part of the financial statement.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A – SUMMARY OF ACCOUNTING POLICIES

A summary of the Multi-Color Corporation 401(k) Savings Plan’s (the Plan) significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1. Plan Description

The Plan is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General - The Plan became effective on April 1, 1994 and covers substantially all full-time employees of Multi-Color Corporation (the Company). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently at one-half the voluntary contribution, up to 5% of such voluntary contributions for eligible union employees at the Norway, Michigan plant and 6% of such voluntary contributions for all other employees. Provided the Norway plant meets specific target requirements at the end of each year, those eligible union employees will receive an additional contribution equal to 3% of their eligible 401(k) earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2005 and 2004.

Participant Accounts - Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings and charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and administrative expenses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any), are allocated based on compensation.

Vesting - Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2005 and 2004

NOTE A – SUMMARY OF ACCOUNTING POLICIES (continued)

1. Plan Description (continued)

Loan Provisions - Participants may borrow funds from the vested portion of their account. The maximum loan amount available to an eligible participant is 50% of the vested account balance; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant loans bear interest at the market rate as determined by the Plan administrator.

Payment of Benefits - Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances less than $5,000. Benefits to participants with account balances greater than $5,000 are payable upon participant election.

Expenses of the Plan - The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

Forfeitures – Forfeitures are allocated annually to the participants’ accounts at the plan year end. Forfeitures to be allocated at December 31, 2005 were approximately $22,000.

2. Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles).

3. Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4. Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Mutual Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2005 and 2004

NOTE B – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The investment options available during 2005 include the following:

Blackrock Money Market Fund

Janus Advisor Balanced Fund

American Century Strategic Allocation Aggressive Fund

Janus Advisor International Fund

Blackrock Index Equity Fund

Blackrock Managed Income Fund

American Century Equity Growth Fund

Fidelity Advisor Mid-Cap Fund

Multi-Color Liquidity Fund

Multi-Color Corporation Common Stock

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2005 and 2004

NOTE B – INVESTMENTS (continued)

The following investments are in excess of five percent of net assets available for Plan benefits as of December 31:

	2005	2004
Participants loans	$849,525	$632,268
Fidelity Advisor Mid-Cap Fund (138,765 and 110,730 units respectively)	3,367,815	2,792,626
Janus Advisor Balanced Fund (50,643 and 43,316 units respectively)	1,324,314	1,090,260
Janus Advisor International Fund (23,575 and 17,995 units respectively)	892,555	520,250
Blackrock Money Market Fund (544,157 and 431,718 units respectively)	759,219	587,831
Blackrock Index Equity Fund (75,396 and 61,470 units respectively)	1,795,939	1,421,180
Blackrock Managed Income Fund (84,727 and 61,981 units respectively)	853,205	643,363
Multi-Color Corporation Common Stock (179,804 and 137,491 shares respectively)	4,989,561	2,433,590
American Century Equity Growth Fund (34,356 and 26,787 units respectively)	802,211	591,182

The Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$232,506	$643,293
Common stock	1,558,973	21,267

Total	$1,791,479	$664,560

PNC Bank is the trustee of the Plan and also manages certain funds in which assets are invested at December 31, 2005 and 2004. The Plan also invests in Multi-Color Corporation common stock. Multi-Color Corporation is the Plan sponsor. These transactions therefore qualify as party-in-interest transactions.

NOTE C – PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts. The Plan is not covered by the Pension Benefit Guaranty Corporation.

NOTE D –TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan has obtained a determination letter dated November 21, 2001 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL INFORMATION

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4a -

Schedule of Delinquent Participant Contributions

December 31, 2005

Total that constitutes non-exempt prohibited transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$7,055	$—	$7,055	$—	$—

SUPPLEMENTAL INFORMATION

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value
*	Blackrock Money Market Fund	Cash and cash equivalents	$759,219
	Janus Advisor Balanced Fund	Mutual fund	1,324,314
	Janus Advisor International Fund	Mutual fund	892,555
*	Blackrock Index Equity Fund	Mutual fund	1,795,939
*	Blackrock Managed Income Fund	Mutual fund	853,205
	American Century Equity Growth Fund	Mutual fund	802,211
	American Century Strategic Allocation Aggressive Fund	Mutual fund	470,606
	Fidelity Advisor Mid-Cap Fund	Mutual fund	3,367,815
*	Multi-Color Liquidity Fund	Mutual fund	1,051
*	Multi-Color Corporation	Common stock	4,989,561
*	Participant Loans	Interest rates ranging from 4.00% to 10.50%, maturing through 2013	849,525

			$16,106,001

*	Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

Date: June 26, 2006	By:	/s/ Dawn H. Bertsche
Dawn H. Bertsche Senior Vice President Finance, Chief Financial Officer and Secretary